

Mail Stop 3561

July 26, 2017

Denise A. Paulonis
Executive Vice President & Chief Financial Officer
The Michaels Companies, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

>   **Re: The Michaels Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2017**
>   **Filed March 7, 2017**
>   **File No. 1-36501**

Dear Ms. Paulonis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: James E. Sullivan
        Chief Accounting Officer & Controller